August 3, 2012

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:	SunOpta, Inc.
Registration Statement on Form S-3
File No. 333-180647

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, SunOpta, Inc. (the “Company”), hereby requests that the effective date of the above-captioned Registration Statement be accelerated so that the Registration Statement will become effective at 4:00 p.m. Eastern time, on Tuesday, August 7, 2012, or as soon thereafter as practicable.

In connection with this acceleration request, the Company acknowledges the following:

  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

SunOpta, Inc.

By: /s/ Robert McKeracher
       Name: Robert McKeracher
       Title: Vice President and Chief Financial Officer